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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]



     Suspension of Edgar M. Bronfman and Edgar Bronfman, Jr.'s participation in Vivendi Universal's Boards and Committees


Paris, May 21, 2003 - Pursuant to the announcement made by Jean-Rene Fourtou during the Annual Shareholders' Meeting, Vivendi Universal (Paris Bourse: EX FP; NYSE:V) is in open discussions for the disposal of parts of its American assets.

Mr. Edgar Bronfman Junior, Vice Chairman of the Board of Vivendi Universal, having informed Jean-Rene Fourtou of his intention to lead a consortium of potential purchasers, Jean-Rene Fourtou gathered on May 19th the members of the Corporate Governance Committee in order to address this matter.

After consultations with the Company's counsels, it was mutually agreed to suspend the participation of both Messrs Edgar M. Bronfman and Edgar Bronfman Junior to any Vivendi Universal Committees and Board meeting and all information exchange within this framework and to suspend certain provisions of the agreements between the Bronfman family and the Company as well as the employment agreement between Edgar Bronfman Junior and a subsidiary of the Company in the United States.

It was verified that Mr. Edgar Bronfman Junior does not possess any recent and substantial information concerning this contemplated transaction. The first point on the status of the discussions on this project took place on May 19th without his presence.

The Corporate Governance Committee of the Board, with the assistance of the Company's counsels, will ensure the correct application of this decision.


CONTACTS:

Media                          Investor Relations
Paris                          Paris
Antoine Lefort                 Laurence Daniel
+33 (1) 71.71.1180             +33 (1).71.71.1233
Alain Delrieu
+33 (1).71.71.1086
New York                       New York
Anita Larsen                   Eileen McLaughlin
+(1) 212.572.1118              +(1) 212.572.8961